News Release 17-24

September 7, 2017

SSR MINING’S SEABEE GOLD OPERATION STRONG PRELIMINARY ECONOMIC ASSESSMENT SUPPORTS MINE EXPANSION PLAN

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) is pleased to report the results of a Preliminary Economic Assessment (“PEA”) for the Seabee Gold Operation in Saskatchewan, Canada prepared with SRK Consulting (Canada) Inc. The PEA evaluates the expansion of the Seabee Gold Operation to a sustained mining and milling rate of 1,050 tonnes per day for a seven-year period.

Highlights of the Seabee Gold Operation PEA:
(All financial results are in U.S. dollars unless otherwise noted)

▪	Near-term production growth: Estimated peak gold production of 120,000 ounces in 2020 is 55% higher than 2016 output.

▪	Expands operating margins: Estimated LOM cash costs of $548 per payable ounce of gold sold due to higher sustained throughput and an average mill feed grade of 8.51 g/t gold.

▪	Extends production profile to 2024: Estimated gold production averages 100,000 ounces per year over the period from 2018 to 2023, a 29% increase from 2016 production.

▪	Improves processing plant performance: Estimated mill production averages 1,050 tonnes per day beginning in 2019, a 21% increase to 2016 throughput, with a projected 96.5% recovery.

▪	Low capital investment: Development near existing infrastructure reduces projected total capex to $90 million, driving low AISC of $682 per payable ounce of gold sold.

Paul Benson, President and CEO said, “We acquired Claude Resources because we recognized Santoy was a high-quality orebody and we saw the potential for near-term production growth and improved margins, which this expansion plan confirms. At sub-$550 per ounce cash costs and peak annual gold production of over 120,000 ounces along with a production profile for at least another seven years estimated under the PEA, Seabee is firmly positioned as a key asset and significant cash flow generator in our portfolio. Underpinning our longer-term view, we believe that recent drilling success at Santoy, our large land position and our option on the Fisher property represent the potential for further mine life extension.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

SEABEE GOLD OPERATIONS OVERVIEW

The Seabee Gold Operation is located in Northern Saskatchewan, Canada, and has been in continuous operation since 1991. The operation is accessed by fixed-wing aircraft to an airstrip located on the property. During winter months, an ice road is built to transport supplies and equipment by truck. Electrical power to the property is provided by the provincial power authority via a 138-kilovolt hydroelectric transmission line from Island Falls, Saskatchewan. Potable water is obtained locally through the on-site potable water system to support the operation. The Seabee camp facilities can accommodate 200 employees at site.

Mineral Resources Estimate

The current Mineral Resources estimate for the Seabee Gold Operation is based on data as at December 31, 2016 and excludes Porky Main Mineral Resources, which are considered a historical estimate and do not contribute to current Mineral Resources.

Table 1: Seabee Mineral Resources Estimate (as at December 31, 2016)

Category	Tonnes	Au	Au
	(Mt)	(g/t)	(Moz)
Measured	0.81	7.71	0.20
Indicated	1.27	8.22	0.34
Total (M+I)	2.07	8.02	0.54
Inferred	2.50	7.66	0.62
Notes: Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. Mineral Resources are reported inclusive of Mineral Reserves. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources are reported within classification domains inclusive of in-situ dilution at a diluted cut-off grade of 4.40 g/t gold at the Seabee mine and 3.26 g/t gold at the Santoy mine assuming an underground extraction scenario, a gold price of US$1,400/oz, C$:US$ exchange rate of 1.25; and metallurgical recovery of 96.5%. Block modelling techniques were used for Mineral Resources estimates for the Santoy mine and the majority of the Seabee mine. Polygonal techniques were used in areas of historical mining at the Seabee mine at Porky West. For additional information regarding the Mineral Resources estimate, please refer to our Annual Information Form dated March 22, 2017, a copy of which is available under our profile on the SEDAR website at www.sedar.com.

Mineral Reserves Estimate

The current Mineral Reserves estimate for the Seabee Gold Operation is based on data as at December 31, 2016.

Table 2: Seabee Mineral Reserves Estimate (as at December 31, 2016)

Category	Tonnes	Au	Au
	(Mt)	(g/t)	(Moz)
Proven	0.52	6.97	0.12
Probable	0.85	8.93	0.25
Total	1.37	8.19	0.36
Notes: All figures have been rounded to reflect the relative accuracy of the estimate. Mineral Reserves are based on a cut-off value of 3.65 g/t gold for the Santoy mine and 4.92 g/t gold for the Seabee mine assuming: a gold price of US$1,250/oz; a C$:US$ exchange rate of 1.25; milling recoveries of 96.5%; royalty of 3.0%; and operating cost of C$172/t at Santoy mine and C$231/t at Seabee mine. Mineral Reserves are stated at a mill feed reference point and include for diluting materials and mining losses. For additional information regarding the Mineral Reserves estimate please refer to our Annual Information Form dated March 22, 2017, a copy of which is available under our profile on the SEDAR website at www.sedar.com.

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PRELIMINARY ECONOMIC ASSESSMENT

Based on our operating experience and investment in exploration to increase Mineral Resources at the Seabee Gold Operation since our acquisition in May 2016, the PEA contemplates the technical and investment requirements for and demonstrates the robust economics of a potential expansion to a sustained mining and milling rate of 1,050 tonnes per day. This results in increased gold production and decreased cash costs, over a seven-year operating period. The increased utilization of latent capacity within site infrastructure allows for lower capital investment required for an expansion.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized.

Mining and Processing

The Seabee Gold Operation is comprised of two underground gold mines, Santoy and Seabee, and the Seabee mill. Production as outlined by the PEA is primarily sourced from the Santoy mine.

Primary access at the Santoy mine is provided via a main ramp from surface. The Santoy mine portal is located at the top of the Santoy 8 deposit. The Santoy mine uses longitudinally retreating longhole mining methods for the majority of production, while areas with minimal strike length use Alimak mining methods to reduce lateral development costs. As the number of advanced mining fronts increases at the Santoy mine, the PEA contemplates an increase in production tonnage of 20% to 1,042 tonnes per day compared to 2016 production rates of 870 tonnes per day, which were reported for the period from our acquisition of the Seabee Gold Operation on May 31, 2016 to December 31, 2016. The tonnage movement rate under the expansion averages 1,050 tonnes per day over the life of the production plan beginning in 2019. On completion of individual stopes within the Santoy mine, stopes are backfilled with development waste rock. Material is trucked, using 40-tonne haul trucks, from the Santoy mine approximately 13 kilometers along a dedicated haul road to the Seabee mill. The PEA includes additional mining equipment with the increase in haulage and drilling demand as mining advances along strike and deeper at the Santoy mine and the installation of additional electrical distribution capacity.

The PEA contemplates that material will continue to be processed at the Seabee mill, a conventional crushing and grinding circuit, adjacent to the Seabee mine. The mill utilizes gravity concentration and cyanide leaching with carbon-in-pulp for gold recovery to produce doré bars on site. Primary crushing is carried out with a jaw crusher followed by cone crushing in closed circuit with a triple deck screen. The grinding circuit consists of a primary ball mill and two secondary ball mills. A portion of the primary grinding mill discharge is pumped directly to a Knelson concentrator with the upgraded material further concentrated on a shaking table. The gravity concentrate is generally smelted with the gold recovered in the electrowinning circuit. The PEA assumes a forecast gold recovery rate of 96.5% for the life of the production plan, which is consistent with recent historical average recovery rates. Tailings are pumped to one of two existing tailings management facilities located approximately two kilometers east of the Seabee mill. An expansion to the tailings management facility will be required under operations contemplated in the PEA.

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Selected operating and production statistics from the PEA are presented in Table 3 and Table 4.

Table 3: Estimated PEA Operating and Production Statistics

	Units	Annual Average (1)	Total (2)
Tonnes Milled	kt	381	2,654
Processing Rate	tpd	1,042	-
Mine Life	years	-	7
Gold Grade	g/t	8.51	8.30
Gold Recovery	%	96.5%	-
Gold Production	koz	100	683
Notes:

1.	Annual Average figures are for the period from 2018 to 2023.

2.	Total figures are for the period from H2 2017 to 2024.

Table 4: Estimated PEA Annual Operating Statistics

Year	Units	H2 2017	2018	2019	2020	2021	2022	2023	2024
Tonnes milled	kt	168	365	383	384	384	383	384	203
Tonnes milled	tpd	920	1,000	1,050	1,050	1,051	1,051	1,051	1,051
Gold mill feed grade	g/t	7.71	7.85	8.40	10.10	9.11	8.09	7.44	6.48
Gold recovery	%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%
Gold production	koz	41	89	100	120	108	96	88	41
Percent of gold ounces attributable to Inferred Mineral Resources	%	7%	18%	45%	63%	48%	74%	95%	47%

The total Mineral Resources processed in the PEA include 62% of the 2016 Inferred Mineral Resources estimate presented in Table 1 above. The PEA does not impact the Seabee Gold Operation’s current 2016 Mineral Resource and Mineral Reserve estimates.

Capital Costs Summary

Capital cost estimates in the PEA consider historical construction costs, equipment purchase prices and actual development costs. The total capital required to expand the Seabee Gold Operation to a 1,050 tonnes per day operation over the seven-year operating plan in the PEA is estimated to be $89.6 million. The underground expansion includes the associated lateral development for Alimak mining, ramp development to support multi-stope longhole mining and additional mining equipment. The surface infrastructure expansion includes mine electrical distribution and tailings management facility expansion. A summary of estimated capital costs is presented in Table 5 and annual estimated capital costs are shown in Table 6.

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Table 5: Summary of PEA Capital Costs

Capital Costs	Value ($M)
Infrastructure Capital	$50.2
Capital Development	$23.4
Capitalized Exploration	$15.9
Total	$89.6

Table 6: Estimated Annual PEA Capital Costs

Year	Units	H2 2017	2018	2019	2020	2021	2022	2023	2024
Infrastructure Capital	$M	$4.2	$16.2	$13.7	$7.4	$4.5	$4.2	$0.0	$0.0
Capital Development	$M	$1.8	$5.1	$4.4	$4.8	$3.7	$3.2	$0.4	$0.0
Capitalized Exploration	$M	$1.9	$2.7	$2.7	$2.5	$2.5	$2.5	$0.7	$0.4

Operating Costs Summary

Cash costs and all-in sustaining costs (“AISC”) per payable ounce of gold sold are non-GAAP financial measures. Please see “Cautionary Note Regarding Non-GAAP Measures”.

Total estimated operating costs in the PEA are presented in Table 7. These operating costs were developed based on actual operating experience at the Seabee Gold Operation and are adjusted where appropriate to characteristics specific to the Santoy mine and Seabee mill considering the throughput increase to 1,050 tonnes per day.

Table 7: Summary of PEA Operating Costs

Operating Costs	Value ($/t milled)
Mining	$58
Processing	$20
General and Administrative	$52
Total	$130
Cash costs, which include mining, processing and administrative costs (net of capital development), royalties and refining costs, total $548 per payable ounce of gold sold over the seven-year operating plan in the PEA. AISC, which include infrastructure capital, capital development, capitalized exploration and reclamation, total $682 per payable ounce of gold sold over the seven-year operating plan in the PEA.

Financial Analysis

Over the seven-year operating plan outlined in the PEA, the post-tax NPV using a 5% discount rate is $292.0 million. Key financial estimates presented in Table 8 are based on the key economic assumptions presented in Table 9.

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Table 8: Key PEA Financial Estimates

	Units	Total
Net Revenue	$M	$893.5
Mining Costs	$M	$(154.3)
Processing Costs	$M	$(52.8)
Administration Costs	$M	$(138.9)
Royalties and Other	$M	$(28.5)
Operating Cash Flow	$M	$519.1
Change in Net Working Capital	$M	$10.3
Operating Cash Flow	$M	$529.3
Infrastructure Capital	$M	$(50.2)
Capital Development	$M	$(23.4)
Capitalized Exploration	$M	$(15.9)
Reclamation	$M	$(7.2)
Pre-Tax Cash Flow	$M	$432.7
Tax	$M	$(86.0)
Post-tax Cash Flow	$M	$346.7
Pre-Tax NPV (5%)	$M	$363.5
Post-Tax NPV (5%)	$M	$292.0
Notes: Figures may not total exactly due to rounding.

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Table 9: Key Economic Assumptions

Assumption	Units	Value
Gold Price	$/oz	$1,300
CAD:USD Exchange Rate (2017 to 2018)		$$1.275
CAD:USD Exchange Rate (2019 onwards)		$$1.250

Sensitivity Analysis

The Seabee Gold Operation expansion under the PEA demonstrates strong economic performance across a range of gold prices and exchange rates. Estimated NPV sensitivities for key operating and economic metrics are presented in Tables 10 and 11.
Table 10: NPV Sensitivity Analysis: Gold Price and Canadian Exchange Rate

Pre-tax NPV (5%) Sensitivities ($M)
		Gold Price ($/oz)
		$1,100	$1,200	$1,300	$1,400	$1,500
Canadian Exchange Rate	1.15:1	$216	$272	$329	$386	$442
	1.20:1	$233	$289	$346	$403	$459
	1.25:1	$250	$307	$364	$420	$477
	1.30:1	$263	$319	$376	$433	$489
	1.35:1	$276	$333	$389	$446	$502

Notes: The Canadian exchange rate for the row labeled “1.25:1” is assumed to be 1.275:1 in 2017 and 2018 and 1.25:1 thereafter.

Table 11: NPV Sensitivity Analysis: Site Costs and Infrastructure Capital

Pre-tax NPV (5%) Sensitivities ($M)
		Site Costs (% change)
		-20%	-10%	0%	10%	20%
Infrastructure Capital (% change)	20%	$420	$387	$354	$322	$289
	10%	$424	$392	$359	$326	$294
	0%	$429	$396	$364	$331	$298
	-10%	$433	$401	$368	$335	$303
	-20%	$438	$405	$373	$340	$307

Notes: Site costs include mining costs, processing costs, administrative costs, capital development, and capitalized exploration.

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Environmental and Permitting

Based on the PEA production schedule, the tailings management facility expansion will be required earlier than contemplated under our current operations. Such expansion will require an environmental assessment screening by the relevant regulatory authorities. The PEA assumes that all requisite approvals and permits for the expansion will be obtained. While we believe that such approvals and permits can be obtained on a timely basis and on acceptable terms, there is no certainty that this will be the case.

Opportunities and Next Steps

Several potential opportunities to improve the economics of the Seabee Gold Operation contemplated under the PEA have been identified. Examples include, but may not be limited to:

▪
The Seabee mill has the potential to achieve operating throughput of up to 1,200 tonnes per day based on upgraded mill facilities and operating experience at similar mills. This would further increase production from that contemplated under the PEA and potentially improve operating costs due to economies of scale and extend mine life.

▪
The implementation of Operational Excellence projects identified based on our operating experience that may present incremental improvements to production and operating costs, which may include the following:

▪	Drilling and blasting studies to improve fragmentation, reduce over-blast and reduce dilution, leading to lower costs and better grade control;

▪	Equipment availability and utilization improvements to increase equipment efficiency and lower costs;

▪	Installation of a ventilation-on-demand system to lower ventilation costs;

▪	Improvement and modification of current ground support systems, increasing efficiency and reducing costs;

▪	Evaluation of digital tracking of underground operations and equipment to improve efficiencies;

▪	Further capacity and efficiency improvements in the process plant to reduce costs and increase production; and

▪	Evaluation of a runway extension to allow larger direct flights to reduce costs and improve efficiency of shift changes.
Further opportunity exists for potential Mineral Resources discovery and conversion of Mineral Resources to Mineral Reserves at the current Seabee Gold Operation, including:

▪
Exploration drilling during 2017 has been successful in expanding known gold mineralization at Santoy 8 and Santoy Gap as well as identifying new gold mineralization in the area of Gap Hanging Wall. These results are expected to upgrade Mineral Resources when we report Mineral Resources and Mineral Reserves estimates for year-end 2017. See our news release dated September 5, 2017, for information about recent exploration results at the Seabee Gold Operation.

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▪
Potential for new mineralization discoveries in close proximity to existing infrastructure, including potential at the Carr target, located four kilometers to the north of Santoy Gap, and on the extension of the Santoy shear on the Fisher property.

Given the positive financial analysis included in the PEA, we expect to advance further exploration and engineering work on the expansion of the Seabee Gold Operation, which will be supported by our current drilling program to upgrade Inferred Mineral Resources prior to planned mining. Stakeholder engagement plans have been developed to support the proposed expansion of the tailings management facility, and engagement activities defined in these plans are currently underway.

Qualified Persons

The scientific and technical information contained in this news release pertaining to the Seabee Gold Operation has been reviewed and approved by the following qualified persons under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”):

▪	Michael Selby, P.Eng., Principal Consultant (Mining), SRK Consulting (Canada) Inc.;

▪	Dominic Chartier, P.Geo., Senior Consultant (Geology), SRK Consulting (Canada) Inc.;

▪	Mark Liskowich, P.Geo., Principal Consultant (Environmental), SRK Consulting (Canada) Inc.; and

▪	Jeffrey Kulas, P. Geo., our Manager Geology, Mining Operations at the Seabee Gold Operation, with respect to the Mineral Resources estimate only.

The qualified persons have verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and are not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

Technical Report

A NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. will be filed on SEDAR within 45 days of this news release and will be available at that time on the SSR Mining website.

About SSR Mining

SSR Mining Inc., formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

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SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: expansion of the Seabee Gold Operation based on the results of the PEA; the PEA representing production growth, improved margins and expansion of Mineral Resources; timing, amount and duration of future production of gold; future costs of inventory, and cash costs and total costs per payable ounce of gold; the price of gold; the estimated capital and operating costs; ability to discover new mineralization, to upgrade Mineral Resources and convert Mineral Resources to Mineral Reserves and to extend forecasted mine life for the Seabee Gold Operation; the estimates of net cash flow, net present value and economic returns from the Seabee Gold Operation; expectations regarding the ability to obtain the necessary environmental approvals for the PEA; anticipated expansion of the tailings management facility; opportunities to increase the economics of the Seabee Gold Operation; and our plans and expectations for the Seabee Gold Operation, including further exploration and engineering work on the expansion.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in

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litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs and AISC per payable ounce of gold sold. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website at www.silverstandard.com, under the heading “Non-GAAP and Additional GAAP Financial Measures” for a more detailed discussion of how we calculate such measures.

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